VO 3-13-03

**ART 3/11/2003

03015171

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SEC FILE NUMBER
8-41386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Joseph Gunnar & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Thirty Broad Street, 11th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice — 212-440-9625 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chaverelli LLC
(Name — *if individual, state last, first, middle name*)

1601 Walnut Street - Suite 815	Philadelphia, PA		19102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 10 2003 WASH. D.C. 153 SECTION

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene Stice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., LLC, as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ABNER J. ZALAZNICK
Notary Public, State of New York
No. 31-01ZA4853922
Qualified in New York County
Commission Expires Feb. 24, 2006

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ NA (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ NA (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ NA (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ NA (m) A copy of the SIPC Supplemental Report.
- ☐ NA (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GUNNAR & CO., LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2002

JOSEPH GUNNAR & CO., LLC
DECEMBER 31, 2002

CONTENTS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT

To the Members
Joseph Gunnar & Co., LLC

We have audited the accompanying statements of financial condition of Joseph Gunnar & Co., LLC as of December 31, 2002 and the related statements of operations and member's equity, cash flows and changes in liabilities subordinated to claims of creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Gunnar & Co., LLC as at December 31, 2002, and the results of its' operations and member's equity, cash flows and changes in liabilities subordinated to claims of creditors for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital for the year ended December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo & Chiaverelli, LLC
Certified Public Accountants
March 7, 2003

JOSEPH GUNNAR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 398,056
Securities owned at market value	397
Receivables	
Due from registered representatives	131,957
Due from clearing broker	575,853
Prepaid expenses	27,995
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $787,216	696,406
TOTAL ASSETS	$1,830,664

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 363,165
Accounts payable and accrued expenses	302,855
Securities short	246
TOTAL LIABILITIES	666,266
Member's Equity	1,164,398
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,830,664

The accompanying notes are an integral part of these financial statements

JOSEPH GUNNAR & CO., LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 6,801,035
Gains on principal trading	(118,793)
Investment banking	407,686
Interest and dividends	78,291
Service Fees and other	1,438,627
Total revenue	$ 8,606,846
Expenses:	
Employees' compensation and benefits	$ 5,783,722
Communications	601,560
Occupancy and equipment rental	962,870
Depreciation and Amortization	329,787
Interest	70,259
Other operating expenses	1,243,599
Total expenses	$ 8,991,797
Net loss	(384,951)
Member's equity at beginning of year	951,986
Member's capital contributions	597,363
Member's equity at end of year	$ 1,164,398

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER, 31, 2002

Cash flows from operating activities:	
Net Loss	$(369,951)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	329,787
Abandonment of equipment and leasehold improvements	226,731
Bad debts	36,637
Increase (decrease) in operating assets and liabilities:	
Receivable from clearing broker	(152,212)
Securities owned at market value	(70,695)
Security deposits	(270,658)
Other assets	(131,257)
Commission payable	(68,824)
Securities sold not yet purchased	6,204
Accounts payable, accrued expenses and other liabilities	63,509
Total adjustments	(30,778)
Net cash used in operating activities	(400,729)
Cash flows from investing activities:	
Decrease in restricted cash	64,000
Purchase of property and equipment	(52,867)
Net cash used in investing activities	11,133
Cash flows from financing activities:	
Member capital contribution	597,363
Payments of bank loan	(100,000)
Net cash provided by (used in) financing activities	497,363
Net increase in cash	107,767
Cash at beginning of year	290,290
Cash at end of year	$ 398,057

Supplemental Cash Flows Disclosure:

Interest paid	$70,259

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

	For the Year Ended December 31, 2002
Subordinated debt at the beginning of year	$1,000,000
Decrease:	
Forgiveness of subordinated debt	$(1,000,000)
Subordinated debt at end of year	$ 0

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Joseph Gunnar & Co., LLC, (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Delaware limited liability company that is a wholly owned subsidiary of Joseph Gunnar Holding Co., LLC (the "Parent").

(b) Basis Presentation:

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

All proprietary securities and option transactions, and the applicable profits and losses arising from these transactions are reported on a trade date basis. Marketable securities are stated at market ("marked to market") value, and securities not readily marketable are stated at fair values determined by management. The resulting unrealized gain or loss is included in operations.

The Company acts as an introducing broker and forwards all transactions for its customers to another NASD member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using either straight-line or double declining balance methods over the estimated useful lives of related assets, ranging between 3 and 10 years. Leasehold improvements are amortized over the term of the related lease.

(f) Organization Costs:

Organization costs are being amortized on a straight-line basis over 60 months. Amortization expense was $10,085 for the year ended December 31, 2002. At December 31, 2002, organization costs were fully amortized.

NOTE 2 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following:

	December 31, 2002
Machinery and equipment	$ 235,592
Furniture and fixtures	580,182
Computer equipment	165,436
Leasehold Improvements	502,412
	1,483,622
Less: Accumulated depreciation and amortization	(787,216)
	$ 696,406

During 2002, the Company closed its branch office in Garden City, NY and consolidated its operations in New York from two floors (12th floor and 11th floor) to one (11th floor). All furniture, equipment and leasehold improvements previously in service in either the Garden City or 12th floor locations were either sold, abandoned or written off. The amount of assets written down were $226,731.

NOTE 3 – INCOME TAXES

The Company is treated as a partnership for income tax purposes and, as such, is not subject to income taxes by federal and state authorities. The member is responsible for reporting the partnership income (loss) and deductions on its income tax returns and is liable for all taxes thereon. Accordingly, the accompanying financial statements do not include provisions for federal and state income taxes.

NOTE 4 – SECURITIES

Securities short, represent obligations of the Company to deliver specified securities at predetermined prices (short sale). The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Securities sold not yet purchased, consist of corporate equities in the amount of $246 for the year ended December 31, 2002.

NOTE 5 – LEASE OBLIATIONS

In 2001 the Company assigned its lease for certain office space in New York City to the Parent. The Company utilizes this space and makes monthly payments to the Parent for its use as determined by the parties. In 2002, rent expense for these premises was $641,370. Under the terms of the assignment, all lease obligations are the responsibility of the Parent. However, under certain circumstances the landlord could require the Company to make a monthly payment should the Parent default on its obligation. The Company could be deemed a guarantor of the lease payments and the required future minimum commitments under the lease at December 31, 2002 are as follows:

Years Ending December 31,	
2003	$ 180,000
2004	274,894
2005	464,682
2006	464,682
2007	471,682
2008	492,682
2009	492,682
2010	369,512
Total minimum annual rentals	$ 3,210,816

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had total net capital of $307,766 which exceeded its minimum net capital requirement of $100,000 by $207,766. In addition, its ratio of aggregate indebtedness to net capital was 2.16 to 1 at December 31, 2002.

NOTE 7 – 401(k) PLAN

The Company offers a 401(k) retirement plan, which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. Company matching contributions were $5,482 during the year ended December 31, 2002.

NOTE 8 – LITIGATION

The Company is a defendant in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously. Although not required to do so based on the merits of any specific matter, Management has elected to exercise its judgment and take a charge of $125,000 in 2002 against possible negative awards or settlements.

Subsequent to December 31, 2002, the Company entered into a settlement agreement with a claimant that required the payment of $100,000. Such payment was made in February 2003.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 10 – LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At December 31, 2002, the Company had no liabilities subordinated to the claims of general creditors. At December 31, 2001, the Company was obligated to pay $1,000,000 pursuant to a revolving credit agreement with its clearing firm. Management negotiated the forgiveness of this liability as of December 31, 2002 in return for a five year extension of the clearing relationship.

JOSEPH GUNNAR & CO., LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2002

Joseph Gunnar & Co., LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is the Correspondent Services Corporation.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Joseph Gunnar & Co., LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JOSPEH GUNNAR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2002

NET CAPITAL

Total Member's equity qualified for Net Capital	$1,164,398
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	$1,164,398
Deductions for non-allowable assets:	
Receivable from registered representatives	(131,957)
Prepaid expenses	(27,995)
Equipment and leasehold improvements, net	(696,406)
Total deductions for non-allowable assets	(856,358)
Net capital before haircuts on securities positions	308,040
Less:	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	(274)
Net Capital	$ 307,766

JOSEPH GUNNAR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition

Commissions payable	$ 363,165
Accounts payable and accrued expenses	302,855
Total aggregate indebtedness	$ 666,020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $100,000 if greater	$ 100,000
Excess net capital at 1500%	$ 207,766
Excess net capital at 1000%	$ 241,164
Ratio: aggregate indebtedness to net capital	2.16 to 1

There are no differences between the above calculations and the Company computation in Part IIA of Form X-17a-5.

See independent accountant's report.

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17Aa-5

To the Members
Joseph Gunnar & Co., LLC

In planning and performing our audit of the financial statements for the year ended December 31, 2002 and supplementary schedule of Joseph Gunnar & Co., LLC, for the year ended December 31, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of business involving their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Joseph Gunnar & Co., LLC to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting controls, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. (NASD) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Romeo and Chiaverelli, LLC
Certified Public Accountants
March 7, 2003